Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com
April 18, 2005	direct dial 404 815 6587 direct fax 404 541 3186 REaddy@KilpatrickStockton.com

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: John Cash, Accounting Branch Chief

Re:	Responses to the Staff Comments on Industrial Distribution Group, Inc.,
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004,
File No. 1-13195.

Dear Sirs:

At the request and on behalf of our client, Industrial Distribution Group, Inc. (“IDG” or the “Company”), we provide below responses to the Staff’s comments to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004. As requested, these responses are keyed to correspond to the Staff’s comment letter, with each of the Staff’s comments set out below and followed by our response. A copy of this letter is being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, IDG or the Company in the responses below refer to Industrial Distribution Group, Inc. In addition, in the case of all responses to comments and the acknowledgements at the end of this letter, the use of third person pronouns reflect statements of IDG as if it were the signatory of this letter (rather than this firm on its behalf).

1.	General instructions for responding to comments; no response required.

Liquidity and Capital Resources, page 19

Comment

2.	Please include in future filings a discussion of the cash requirements for interest. See footnote 46 to Release No. 33-8350.

Response
In future filings, we will insert a line in the Contractual Obligations table labeled "Estimated interest payments" and will disclose in the table estimated interest payments due by year. We will provide a description below the contractual obligation table pertaining to the estimated interest payments. The disclosure will read as follows:

”We calculated estimated interest payments for notes payable and long-term debt as follows: For fixed-rate and term debt, we calculated interest based on the applicable rates and payment dates; for variable-rate debt and/or non-term debt, we estimated interest rates and payment dates based on our determination of the most likely scenarios; we typically expect to settle all such interest payments with cash flows from operations.”

Statement of Cash Flows, page F-6

Comment

3.
Please expand for us supplementally about the nature of your premium payments on management liability insurance. In addition, tell us how you determined that it was appropriate to classify these payments as a financing activity.

Response
As discussed in Note 10 to our financial statements for the fiscal year ended December 31, 2000 included in our Annual Report on Form 10-K for that year, Mr. Waite dissented from the merger of Industrial Distribution Group, Inc., a Georgia corporation (“IDG-Georgia”) that was one of our predecessor companies. (Following that merger, IDG-Georgia became one of our wholly owned subsidiaries and was known as The Distribution Group, Inc.) Following the adjudication of Mr. Waite’s dissenting shareholder claim, your payment to him represented the court-appointed independent appraiser’s valuation of Mr. Waite’s ownership position in IDG-Georgia, at the time of our acquisition of that company. The amount paid to Mr. Waite represented a delayed acquisition payment, or a payment made to acquire the equity of IDG-Georgia, and accordingly, was presented in cash flows from investing activities in accordance with SFAS No. 95.

We provided a dissenting shareholder accrual of $11.2 million as of December 31, 1999, that was adequate to cover the aforementioned payment made to Mr. Waite. In April 2000, we entered into a premium finance arrangement with our insurance carrier to finance the cash payment in the form of long-term borrowings. We received proceeds of $11.0 million ($10.8 million net of fees) under this arrangement and used the proceeds to pay Mr. Waite and other obligations associated with the settlement of the dissenting shareholder suit. These net proceeds received were presented in the statement of cash flows as financing proceeds. Accordingly, the re-payment of the insurance carrier (premium payments), over a period of thirty-six months (expiring March 2003), was also included in the statement of cash flows as a financing activity for the years ended December 31, 2002 and 2003, respectively. We believe the proceeds received and the premium payments made relating to the dissenting shareholder suit meet the criteria of a financing activity in accordance with SFAS 95, paragraph 18. The entire settlement with Mr. Waite was associated with the payment made on an acquisition and the financing thereof.

Note 1. Basis of Presentation, page F-7

Restatement of Fiscal Year 2003

Comment

4.
Please supplementally provide for us a more comprehensive discussion of the nature of the error that was identified as well as the corrective action you have taken. Tell us when the error was identified, by whom it was identified, and when it first began. In addition, tell us what specific steps you have taken to remediate the error.

Response
The cost of goods sold adjustment was the result of one of our divisions incorrectly reconciling the “received but not invoiced” payables report to the general ledger. The division inappropriately discarded a portion of the balance produced on the report in order for the report to reconcile to the general ledger. We discovered the existence of an error ourselves in October 2004 through our internal systems of controls and financial statement close procedures that are performed monthly. Subsequent analysis of this report and the cause of the error indicated that as of December 31, 2003, trade accounts payable was understated by $0.5 million. In addition, at September 30, 2004, due to a continuation of the errors in calculating the report, cost of sales and trade accounts payable were understated by $1.2 million, which included the prior year amount. In order to remediate this error and to prevent the error from occurring in the future, the accounting department at the division was reorganized, and persons responsible for financial reporting at the division have been removed from the company. Also, all accounts are reconciled monthly with the appropriate review of each reconciliation performed. This reconciliation and review process includes the “received but not invoiced” payables report.

In 2003, depreciation expense was overstated by $0.2 million. In 2003, the accounting department began a project by which all property and equipment of the Company were compiled and inventoried. This was necessitated due to the various useful lives and depreciation methods being applied by the merger of 29 businesses from 1997-1999. During 2003, we identified all assets associated with the physical inventory and reconciled all assets identified to the property and equipment subledger. During 2004, we analyzed and reconciled all depreciation expense amounts and methodology for all assets listed in the property and equipment system to the general ledger. Once completed, we identified approximately $0.4 million in excess depreciation expense that had been recorded. Further analysis was performed on this account and it was determined that approximately $0.2 million occurred in 2003. This was a positive adjustment to income for that period. As all fixed assets were reconciled to the general ledger as of December 31, 2004, we have implemented a policy to track and record all property and equipment additions and disposals to prevent this error from occurring in the future. This policy also includes the useful life to assign to each asset addition to ensure consistency in recording depreciation expense for similar assets.

Note 2. Summary of Significant Accounting Policies, page F-7

General

Comment

5.	We note that you have developed software programs that are utilized in your service offerings. Please tell us how you are accounting for the costs of these programs.

Response

Our proprietary Flexible Procurement Solutions™ or ‘FPS’ software programs are used to combine the sale of our MROP products with value added services, including providing our customers with our expertise in product application. The FPS Software was acquired through the acquisition of one of our companies in 1997. The value of the software was recorded as an intangible asset. The unamortized amount as of December 31, 2004 amounted to approximately $240,000. The Company incurs development costs of approximately $150,000 per year and are expensed as salaries. The Company does not charge for this software used at customer sites.

Inventories, page F-8

Comment

6.	In future filings, please disclose the amount of inventory representing inventory held by customers on consignment.

Response
This information will be provided in the Form 10-Q for the first quarter and in subsequent filings. As of December 31, 2004, consignment inventory was 11.7% of the total gross inventory balance.

Comment

7.
We note that inventory reserves include the effect of recoveries in fiscal 2004 and 2003. Please tell us about the facts and circumstances surrounding these amounts and why a reversal of existing reserves was necessary.

Response
Each quarter, we review and analyze the product categories that comprise the obsolete and excess inventory to determine the net realizable value (NRV) of the product or product category based upon historical results, which include, among other factors, returns to vendors and discount selling programs.

The 2003 inventory recoveries totaling $0.1 million were primarily due to success in our return-to-vendor programs. The 2004 $0.2 million in recoveries were attributable to the improved management of obsolete and excess inventory levels, in addition to continuing to utilize the return-to-vendor program as well as discount selling programs.

Revenue Recognition, page F-10

Comment

8.
Tell us supplementally and revise future filings to provide a more comprehensive discussion of how you determine when you “earn” revenue. Include specific information related to your service revenue. Also address for us how you have applied the guidance set forth in EITF 00-21: Revenue Arrangements with Multiple Deliverables.

Response
Product revenue is recognized when inventory is shipped to a customer as title and risk of loss are transferred to the customer upon shipment. For consignment inventory agreements, product revenue is not recognized until the customer requisitions the items for use in its manufacturing facility. Additionally, on certain occasions, our suppliers ship items directly to our customers. In these circumstances, revenue is recognized when title and risk of loss pass to the customer based upon the supplier’s shipping terms. Where the supplier does not inform us of the date of shipment, revenue on direct shipments is recorded at the time that the invoice from the supplier is received, which approximates the date that the related inventories are received by the customer.

Our Flexible Procurement Solutions or “FPS” arrangements combine the sale of our products with value added services, including providing our customers with our expertise in product application and process improvements. In these arrangements, the primary revenue source and focus remains on the sale of our products. Our FPS revenues typically include both a product and service component, with the product sale accounting for substantially all of the revenue and costs. The service component is billed separately as services are actually rendered. These revenues are typically associated with personnel costs with a small mark-up (i.e. 10%) and are invoiced after the services have been rendered with no expectation by the customer of continuing services to be performed by us. Accordingly, we recognize revenue on these arrangements as these personnel costs are incurred in connection with rendering the related services. We do not typically charge our customers for our software used in these relationships. We charge a management fee for our services, which includes usage of this tool. Accordingly, we recognize revenue on these arrangements as services are rendered.

In our FPS arrangements we are able to separately identify service revenue. The service component, including personnel, site administration and use of software, and is immaterial to our overall results of operations, representing approximately 3% of revenues for the 2004 fiscal year. We adopted EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables,” in fiscal 2003. In applying this guidance, we reviewed all arrangements entered into with our customers after June 15, 2003. In our review, we assessed whether we had any revenue arrangements with multiple deliverables and, if these arrangements existed, whether to divide these deliverables into separate units of accounting if the deliverables met certain criteria. We did not and have not identified any revenue arrangements with multiple deliverables that would meet the fair value allocation criteria as defined in EITF 00-21. Therefore, the adoption of this guidance did not have an effect on our consolidated statements of operations, financial position or liquidity.  We continue to monitor all arrangements entered into with our customers.

In future filings, we will enhance our discussion by adding the following paragraph to Note 2: “The Company records “service” revenues on its Flexible Procurement Solutions for the following for its Storeroom Management Services: site personnel, carrying costs associated with inventory, administrative fees including the monthly use of its proprietary software. These “service” revenues amounted to $______ and represents _____ percent of the company’s total revenue. All revenues are recognized after the services have been performed.”

Comment

9.
We note that many of your Flexible Procurement Solutions (FPS) arrangement include a guarantee of the customers cost reduction. Please tell us how you are accounting for these guarantees. In addition, tell us how you account for situations in which customers share their cost savings with you.

Response
The guarantees noted in our literature are primarily service level guarantees. Our “Documented Cost Savings” associated with our Storeroom Management Solutions allows for a methodology by which the Company and the Customer will agree at the beginning of our relationship how “cost savings” will be calculated. Documented Cost Savings are calculated and agreed to by the customer on a monthly basis, or quarterly if the contract dictates. All Documented Cost Savings must be agreed to by the customer for them to count towards our service level guarantee. On rare occasions, the Company will be required to pay or provide additional services associated with this guarantee. These costs are expensed as incurred, and evaluated on a monthly basis as to the existence of a potential liability. During 2004 the Company did not pay any customer for a failure to meet its Documented Cost Savings guarantee. There was a liability of $29,000 at December 31, 2004 for estimated future payments.

Approximately 10% of our contracts allows for a sharing between the Company and the Customer when we exceed our service level guarantee. In these instances the customer must pre-approve the amount that we intend to invoice under the Documented Cost Savings protocol outlined above. Only when approved and accepted by the customer is this amount invoiced. This is reviewed on a monthly basis. During 2004 the Company received approximately $250,000 in cost saving guarantee revenue. We believe this amount is not material for separate disclosure in the Form 10-K.

Comment

10.
We note that much of your inventory consists of products purchased for resale. Please tell us if any of your vendors directly ship items to your customers. If this arrangement exists, please tell us what consideration you have given to recognizing revenue on a gross or net basis. Reference EITF 99-19.

Response
EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” addresses whether a company should report revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sales of the goods or services or (b) the net amount retained because it has earned a commission or fee.

The majority of our sales transactions are reported under the gross method based on amounts billed to our customers as we take title, assume risk of loss for products sold, assume the full credit risk, and establish pricing for the products and services we sell. Additionally, we do not assess a service fee or commission for distribution of inventory that is directly shipped from the vendor to our customer. The EITF lists the criteria assessed by the SEC staff to determine whether the vendors’ transactions and related revenue and costs should be recorded on a gross basis are listed below. If there is an absence of these criteria, sales should be reported on a net basis.

1.	The vendor is the primary obligor in the transaction;
2.	The vendor assumes general inventory risk; and
3.	The vendor has latitude for setting the pricing for the goods or services it sells to its customers.

As long as we function as a distributorship, we will take title to our inventory and remain the primary obligor, which will require us to book our revenue and cost on the gross basis.

We also sell our products to customers through a B2B software program called InnoSource. This software aggregates a customers order to other distributors (i.e. not IDG) and this is passed electronically to that supplier for fulfillment. Revenue, or fees, generated from sales through InnoSource represent less than 0.1% of our consolidated revenue. A typical order process begins by InnoSource receiving data from a customer indicating that a product or material is needed. The software then sends a materials request to a supplier. The supplier ships the materials directly to the customer and is in complete control of all of the deliveries and products. After the customer receives the materials requested, a file is created by accounting and is sent to the customer. The customer then pays our company and we then remit payment to the supplier for 97% of the amount received. We recognize a 3% service fee on these orders when the customer is billed for the products they received. The net basis of recognizing revenue for this transaction meets the requirements set forth by EITF 99-19. We believe the net basis of recognizing revenue is appropriate based on the following reasons:

•	We are not the primary obligor, as the responsibility of providing the product is that of the vendor.
•	We have no risk of inventory loss, as the vendor is fully responsible for the transfer of the inventory to the customer.
•	We do not have latitude to establish the price the vendor uses to sell the product to the customer.
•	We have no interaction with the product before it reaches the customer.
•	We do not have the ability to determine which vendor to use to purchase a product for the customer.
•	We do not determine the specifications of the product purchased.
•	We do not have the risk of loss in the event of a physical loss.
•	We do not assume credit risk if the customer does not pay. The risk is assumed by the vendor.

Insurance Reserves, page F-10

Comment

11.	In future filings, please disclose the amount of your stop loss limits.

Response
In future filings, we will insert a line in the Self Insurance and Related Reserves section of “Certain Accounting Policies and Estimates” and will disclose what the stop loss limits are at that point in time.

Note 9. Income Taxes, page F-16

Comment

12.
We note that you have a $2.6M reversal in your valuation allowance. Please tell us supplementally the facts and circumstances surrounding these reserves and how you determined that such reserves were no longer necessary.

Response
As of December 31, 2003, we had a valuation allowance of $3.2 million recorded. Of this $3.2 million total at December 31, 2003, approximately $2.0 million related to tax deductible goodwill that had been previously written-off. For income tax purposes, we continued to amortize the goodwill over the remaining 15-year amortization period. At the time the valuation reserve was established, we were in a cumulative loss position. We considered all sources of positive and negative evidence pursuant to SFAS 109. Based on the cumulative loss position, negative evidence, the extended reversal period, and the uncertainty of projecting future taxable income over the remaining 15-year amortization period, we concluded it was more likely than not that the asset would not be realized.

At December 31, 2003, the remaining $1.2 million of the valuation allowance to offset the deferred tax assets related to certain net operating loss carry-forwards. We are required to file state income tax returns on a separate legal entity basis in various jurisdictions. Based on the cumulative loss position and lack of projections of taxable income on a separate company basis, we concluded that is was more likely than not that the net operating losses in certain jurisdictions would expire unused.

During 2004, we revised our projections of pre-tax book income for the current period as well as the 5-year forecast. The revised analysis projected that we would generate pre-tax book and taxable income in each of the next five years, and that such income would exceed that generated in 2003. In addition, based on 2004’s pre-tax book income, the Company was no longer in a cumulative loss position for the three-year period 2002-2004. We concluded that we would generate sufficient taxable income to utilize the tax benefit generated by the amortization of goodwill for income tax purposes. Accordingly, we made the determination that the remaining valuation reserve against the tax benefit of goodwill, which was approximately $2.0 million, should be removed because it was more likely than not that the deferred tax asset would be realized in the future.

In addition, based on our projections of future state taxable income on a legal entity basis, we concluded that it was more likely than not that $0.3 million of state net operating losses would be utilized to reduce future state taxable income. We also estimated that approximately $0.3 million in state net operating losses would be utilized in connection with the filing of our 2004 state income tax returns. Therefore, approximately $0.6 million of the valuation allowance related to state net operating losses was reversed in 2004.

The remaining $0.6 million of valuation allowance as of December 31, 2004 relates to net operating losses for certain other jurisdictions. We believe based on the available evidence, it is more likely than not that these assets will expire unused.

Note 10. Commitments and Contingencies, page F-17

Comment

13.
We note that you have a significant amount of operating leases. Please confirm to us that you are correctly accounting for all of the provisions of the lease arrangements in accordance with SFAS 13 and FTB 85-3. Reference the SEC Staff’s letter to the Center for Public Company Audit Firms regarding certain leasing issues.

Response
We had 160 operating leases of which 36 related to facilities as of December 31, 2004. We review each lease upon inception and renewal, in addition to reviewing leases on an annual basis, by applying the guidelines set forth in FASB 13. Upon our review for the year ended December 31, 2004, all leases were appropriately classified and accounted for as operating leases. During our fiscal 2004 year end procedures, we reviewed our lease agreements and related accounting treatment and confirmed the following in accordance with FAS 13 and FTB 85-3:

•
Our leasehold improvements are amortized over the shorter of the estimated useful life of the improvement, or the lease term. We did not assume lease renewals would occur when determining the appropriate amortization period, as the renewals are not “reasonably assured”.

•
We have properly accounted for any periods of free, reduced or escalating rents contained in our operating lease agreements. Of our 160 operating leases, we identified two leases with escalating or free rent provisions and have accounted for leases in accordance with FTB 85-3. The straight-line rent liability totaled $934,000 at December 31, 2004.

•
Since the Company’s formation, we have been reducing our number of leased and owned facilities in connection with a centralization plan. Since most of our leased space is industrial in nature, with few leasehold improvements, and we are generally renewing leases versus entering into to new leases, we generally do not need or obtain tenant allowances. In connection with a 2004 lease renewal for our 9,100 square foot corporate headquarters, there is a provision, which allows for future tenant allowances totaling approximately $45,000. Since such amounts have not been obtained, and it is not certain such amounts will be obtained, we have not recorded these allowances to date. These are the only tenant allowances contained in the provisions of our operating lease agreements.

In connection with providing the above responses to the Staff, the Company hereby acknowledges as follows, in response to the Staff’s request for the same:

a.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
b.
Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

c.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any questions regarding the responses made in this letter to the undersigned at (404) 815-6587 or to Michael Coppock at (404) 815-6238.

Thank you very much for your consideration in this matter.

Very truly yours,

/s/ W. Randy Eaddy
W. Randy Eaddy

cc:	Mr. Jack P. Healey Senior Vice President and Chief Financial Officer Industrial Distribution Group, Inc. Michael B. Coppock, Esq.